Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

For information, contact:

Paul Burkhart, Vice President Finance

281-836-8688

Investor.relations@archrock.com

Archrock, Inc. and Archrock Partners

First Quarter 2018 Conference Call

HOUSTON, April 20, 2018 - Archrock, Inc. (NYSE:AROC) and Archrock Partners, L.P. (NASDAQ:APLP) will host a joint conference call on Thursday, May 3, 2018, to discuss their first quarter 2018 financial results. The call will begin at 11:00 a.m. Eastern Time. The companies will release their first quarter 2018 earnings reports prior to the conference call. To listen to the call via a live webcast, please visit Archrock’s website at www.archrock.com. The call will also be available by dialing 1-888-424-8151 in the United States and Canada, or + 1-847-585-4422 for international calls. Please call approximately 15 minutes prior to the scheduled start time and reference Archrock conference call number 7640 564.

On April 25, 2018, Archrock and Archrock Partners will host the annual meeting of Archrock stockholders and a special meeting of Archrock Partners unitholders. At the Archrock Partners special meeting, unitholders will vote on the previously announced proposed merger of Archrock and Archrock Partners, and related matters pursuant to the Agreement and Plan of Merger dated as of January 1, 2018.

A replay of the conference call will be available on Archrock’s website for approximately seven days. Also, a replay may be accessed by dialing 1-888-843-7419 in the United States and Canada, or + 1-630-652-3042 for international calls. The access code is 7640 564#.

About Archrock

Archrock, Inc. is a pure play U.S. natural gas contract compression services business and a leading supplier of aftermarket services to customers that own compression equipment in the United States. Archrock, Inc. holds interests in Archrock Partners, L.P., a master limited partnership and the leading provider of natural gas contract compression services to customers in the oil and natural gas industry throughout the United States. Archrock is headquartered in Houston, Texas, operating in the major oil and gas producing regions in the United States, with approximately 1,700 employees. For more information, visit www.archrock.com.

About Archrock Partners

Archrock Partners, L.P., a master limited partnership, is the leading provider of natural gas contract compression services to customers throughout the United States. Archrock, Inc. owns an equity interest in Archrock Partners, including all of the general partner interest. For more information, visit www.archrock.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and Archrock Partners, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to Archrock and Archrock Partners and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction or the timing thereof; the expected U.S. federal and state income tax consequences resulting from the transaction.

While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s and Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2017, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction Filed With the SEC

In connection with the proposed transaction, Archrock filed with the SEC a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  The registration statement on Form S-4 was declared effective by the SEC on March 21, 2018, and the definitive joint proxy statement/prospectus will be delivered to security holders of record of Archrock and Archrock Partners as of March 14, 2018.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2018 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2018 as part of the joint proxy statement/prospectus referred to above, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 22, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SOURCES: Archrock, Inc. and Archrock Partners, L.P.